UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 000-53428

PENNSYLVANIA ELECTRIC COMPANY

(Exact name of registrant as specified in its charter)

c/o FirstEnergy Corp. 76 South Main Street Akron, Ohio 44308 (800) 736-3402

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, $20 par value per share*

5.125% Unsecured Senior Notes due 2014**

6.625% Unsecured Senior Notes, Series C, due 2019**

5.200% Unsecured Senior Notes due 2020**

6.150% Unsecured Senior Notes due 2038**

6.050% Unsecured Senior Notes due 2017**

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)*	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6**	☒

Approximate number of holders of record as of the certification or notice date:

Common Stock, $20 par value per share*: 1 holder

5.125% Unsecured Senior Notes due 2014**: 24 holders

6.625% Unsecured Senior Notes, Series C, due 2019**: 43 holders

5.200% Unsecured Senior Notes due 2020**: 35 holders

6.150% Unsecured Senior Notes due 2038**: 29 holders

6.050% Unsecured Senior Notes due 2017** : 50 holders

Pursuant to the requirements of the Securities Exchange Act of 1934, Pennsylvania Electric Company has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

PENNSYLVANIA ELECTRIC COMPANY

Date: January 24, 2012	By:	/s/ Harvey L. Wagner
Name: Harvey L. Wagner Title: Vice President and Controller